

July 13, 2023

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

> **Re: Syra Health Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2023**
> **File No. 333-271622**

Dear Deepika Vuppalanchi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 6, 2023

Capitalization, page 31

1. Total capitalization in the Actual column is presented as ($1.4 million) instead of $1.4 million. Please revise or advise.

Dilution, page 32

2. Please revise your table on page 33 to present Class A and B common stock together.

Exhibit Index, page II-3

3. We note that, in your exhibit 5.1 opinion, counsel opines in paragraphs (1) and (4) that the Units and the Representative's Units will both be validly issued, fully paid and non-assessable. Please have counsel provide a binding obligation opinion for the Units and the Representative's Units. In the alternative, provide us with your analysis as to why such units should be treated in a similar fashion as shares of capital stock under applicable state law. Additionally, as you are registering the Representative's unit purchase option pursuant to the filing fee table, please have counsel provide an appropriate opinion in connection with such option. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

4. We note your reference to "an option granted by the Company" in clause (i) of the opinion. This appears to refer to the Representative's unit purchase option and not the overallotment option. Please clarify whether the additional 300,000 units that comprise the underwriter's over-allotment option is in addition to the 2,000,000 units to be offered to public stockholders. If so, please revise your legal opinion to opine on the over-allotment option.

     You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jeffrey Fessler